Exhibit 99.3

BNY: PO BOX 505006, Louisville, KY 40233-5006
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BioLineRx, Ltd.	Mail:
Annual General Meeting of Shareholders	• Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage-paid envelope provided
For Shareholders of record as of May 28, 2025 Sunday, June 29, 2025 3:00 PM, Local Time Modi'in Technology Park, 2 HaMa'ayan Street, Modi'in 7177871, Israel

YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 12:00 p.m. EST on June 23, 2025

BIOLINERX LTD.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. EST on June 23, 2025)

The undersigned shareholder of BioLineRx Ltd. (the “Company”) hereby appoints Mali Zeevi and/or Raziel Fried, and each or either of them, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote, as designated below, all of the ordinary shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of the shareholders of the Company which will be held at the offices of the Company at Modi’in Technology Park, 2 HaMa’ayan Street, Modi’in 7177871, Israel, on June 29, 2025 at 3:00 p.m. (Israel time), and all adjournments and postponements thereof.

NOTES:
1. Please direct the Depositary how it is to vote by placing an “X” in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.
2. It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

To view the notice and proxy statement, please visit:
https://ir.biolinerx.com/events/event-details/2025-annual-meeting-shareholders

PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE

BioLineRx, Ltd. Annual General Meeting of Shareholders

Please make your marks like this: ☒

PROPOSAL	YOUR VOTE

1
TO APPROVE the re-election of the following persons as Class II directors, each to serve until the Company's annual general meeting of shareholders to be held in 2028, and until their respective successors have been duly elected and qualified.

		FOR	AGAINST	ABSTAIN
	Dr. BJ Borman	☐	☐	☐
	Dr. Raphael Hofstein	☐	☐	☐
2.	TO APPROVE an increase in the Company's authorized share capital, and to amend the Company's Articles of Association accordingly.	☐	☐	☐
3.	TO APPROVE the adoption of the renewed Compensation Policy for Executive Officers and Directors, in the form attached as Appendix A to the Proxy Statement for the Meeting, for a three-year period.	☐	☐	☐
4.
TO APPROVE the reappointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, as the Company's independent registered public accounting firm for the year ending December 31, 2025, and until the Company's next annual general meeting of shareholders, and to authorize the Audit Committee of the Board of Directors to fix the compensation of said auditors in accordance with the scope and nature of their services.
		☐	☐	☐

Each shareholder voting on Proposal 3 who votes via proxy, will be deemed to have confirmed that such shareholder, and any related party thereof, does not have a personal interest (as defined in the Proxy Statement for the Meeting) in Proposal 3, unless such shareholder has delivered a written notice to the Company notifying of the existence of a personal interest no later than 10:00 a.m. (Israel time) on Sunday, June 29, 2025. Any such written notice must be sent to the Company via registered mail at the Company’s Offices; Attention: Chief Financial Officer.

Authorized Signatures - Must be completed for your instructions to be executed.
Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

Signature (and Title if applicable)	Date	Signature (if held jointly)	Date